ISSUER FREE WRITING PROSPECTUS NO. 60Q

Filed Pursuant to Rule 433

Registration Statement No. 333-137902

Dated March 29, 2007

Return Optimization Securities

Offering Potential Enhanced Returns in a Moderate-Return Environment

Deutsche Bank AG $• Securities linked to the S&P 500® Index due on or about October 31, 2008

Deutsche Bank AG $• Securities linked to the Dow Jones EURO STOXX 50® Index due on or about October 31, 2008

Deutsche Bank AG $• Securities linked to the Nasdaq 100 Stock Index® due on or about October 31, 2008

Investment Description

Return Optimization Securities (“ROS”) are securities issued by Deutsche Bank AG (“Deutsche Bank”) with returns linked to the performance of an index. ROS are designed to enhance index returns in a moderate-return environment – meaning an environment in which stocks generally experience moderate appreciation. If the applicable index return is positive, at maturity you will receive your principal plus three (3) times the index return, up to the applicable maximum gain, providing you with an opportunity to outperform the index. If the applicable index return is negative, at maturity you will receive your principal reduced by that negative index return. Investing in a ROS is subject to significant risks, including potential loss of principal, the limit on appreciation at maturity and Deutsche Bank’s credit risk.

Features

❑	Potential to enhance returns in a moderate-return environment

❑	3x leverage up to the maximum gain on the ROS while maintaining 1-to-1 downside exposure at maturity

❑	Your choice of three securities to meet your portfolio needs

Key Dates1

Trade Date	April 24, 2007

Settlement Date[2]	April 30, 2007

Final Valuation Date[2]	October 24, 2008

Maturity Date[2]	October 31, 2008

1 The Securities are expected to price on or about April 24, 2007 and settle on or about April 30, 2007. In the event that we make any changes to the expected trade date and settlement date, the final valuation date and maturity date will be changed to ensure that the stated term of the securities remains the same. 2 Subject to postponement in the event of a market disruption event and as described under “General Terms of the ROS—Market Disruption Event” in the accompanying product supplement.

Security Offerings

We are offering three separate series of Return Optimization Securities. Each series is linked to a particular index with a specified maximum gain. The indicative maximum gain for each series and the corresponding maximum payment at maturity are listed below. The actual maximum gain for each series will be set on the trade date, which is expected to be on or about April 24, 2007. The performance of each series will not depend on the performance of any other index or series.

Series	Index Symbol[1]	Maximum Gain[2]	Maximum Payment at Maturity per $10 Security[3]	CUSIP	ISIN
ROS Linked to the S&P 500® Index	SPX	15.50% to 17.50%	$11.50 to $11.75	25152C 51 0	DE000DB1KNX5

ROS Linked to the Dow Jones EURO STOXX 50® Index	SX5E	28.50% to 31.50%	$12.85 to $13.15	25152C 54 4	DE000DB1KPA8

ROS Linked to the Nasdaq 100 Stock Index®	NDX	18.25% to 20.25%	$11.83 to $12.03	25152C 53 6	DE000DB1KNZO

1 Bloomberg.

2 Actual maximum gain will be set on the trade date for each series of ROS.

3 Numbers have been rounded for ease of analysis.

See “Additional Information about Deutsche Bank and the ROS” on page 2. Each series of ROS offered will have the terms specified in the product supplement and accompanying prospectus and prospectus supplement, as supplemented by the underlying supplement and this free writing prospectus. See “Key Risks” on page 3 of this free writing prospectus and the more detailed “Risk Factors” beginning on page PS-10 of the product supplement for risks related to an investment in the ROS. Your ROS do not guarantee any return of principal at maturity. A negative index return will result in a payment at maturity of less than $10 per ROS.

You may revoke your offer to purchase the ROS at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the ROS prior to their issuance. We will notify you in the event of any changes to the terms of the ROS, and you will be asked to accept such changes in connection with your purchase of any ROS. You may also choose to reject such changes, in which case we may reject your offer to purchase the ROS.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this document, or the accompanying prospectus, prospectus supplement, product supplement or underlying supplement. Any representation to the contrary is a criminal offense. The securities are not deposit liabilities of Deutsche Bank AG and are not FDIC insured.

Series of Securities	Price to Public	Underwriting Discount	Proceeds to Deutsche Bank AG
Securities Linked to the S&P 500® Index

Per Security	100%	1.75%	98.25%

Total

Securities Linked to the Dow Jones EURO STOXX 50® Index

Per Security	100%	1.75%	98.25%

Total

Securities Linked to the Nasdaq 100 Stock Index®

Per Security	100%	1.75%	98.25%

Total

UBS Financial Services Inc.	Deutsche Bank Securities

Additional Information about Deutsche Bank and the ROS

Deutsche Bank has filed a registration statement (including a prospectus, as supplemented by the prospectus supplement, which we refer to as the “prospectus supplement,” product supplement Q for Return Optimization Securities Linked to an Index, which we refer to as the “product supplement,” and underlying supplement No. 1 for Securities Linked to an Index, which we refer to as the “underlying supplement”) with the Securities and Exchange Commission, or SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read these documents and any other documents relating to this offering that Deutsche Bank has filed with the SEC for more complete information about Deutsche Bank and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at www.sec.gov. Our Central Index Key, or CIK, on the SEC Web site is 0001159508. Alternatively, Deutsche Bank will arrange to send you the prospectus, the prospectus supplement, the product supplement and underlying supplement if you so request by calling toll-free 1-800-311-4409.

You may access these documents on the SEC web site at www.sec.gov as follows:

♦	Underlying supplement No. 1 for Securities Linked to an Index dated March 29, 2007:

http://www.sec.gov/Archives/edgar/data/1159508/000119312507069069/d424b21.pdf

♦	Product supplement Q for Return Optimization Securities Linked to an Index dated March 29, 2007:

http://www.sec.gov/Archives/edgar/data/1159508/000119312507069046/d424b21.pdf

♦	Prospectus supplement dated November 13, 2006:

http://www.sec.gov/Archives/edgar/data/1159508/000119312506233129/d424b3.htm

♦	Prospectus dated October 10, 2006:

http://www.sec.gov/Archives/edgar/data/1159508/000095012306012432/u50845fv3asr.htm

In this document, “ROS” refers to each series of Return Optimization Securities that are offered hereby, unless the context otherwise requires.

Investor Suitability

The securities of one or more series may be suitable for you if:

♦

You believe that the applicable index will appreciate moderately—meaning that you believe such index will appreciate over the term of the securities, although such appreciation is unlikely to exceed the indicative maximum gain at maturity applicable to such series

♦	You are willing to make an investment that is exposed to the full downside performance risk of the applicable index

♦	You are willing to forgo dividends paid on the stocks included in the applicable index

♦	You do not seek current income from this investment

♦	You are willing to hold the securities to maturity

♦	You are willing to invest in securities for which there may be little or no secondary market

The securities of any series may not be suitable for you if:

♦

You do not believe the applicable index will appreciate over the term of the securities, or you believe the index will appreciate by more than the indicative maximum gain at maturity applicable to such series

♦	You are unwilling to make an investment that is exposed to the full downside performance risk of the applicable index

♦	You seek an investment that is exposed to the full potential appreciation of the applicable index, without a cap on participation

♦	You prefer to receive the dividends paid on any stocks included in the applicable index

♦	You seek current income from this investment

♦	You are unable or unwilling to hold the securities to maturity

♦	You seek an investment for which there will be an active secondary market

♦	You are unable or unwilling to hold the securities to maturity

Common Terms for Each Series of ROS

Issuer	Deutsch Bank AG, London Branch (Aa3)[1]

Issue Price	$10 per ROS

Term	18 months

Multiplier	3

Payment at Maturity (per $10)

If the index return is equal to or greater than the maximum gain, you will receive:

$10 + ($10 x maximum gain)

If the index return is positive but less than the maximum gain, you will receive:

$10 + ($10 x (3 x index return)),

subject to the maximum gain

If the index return is zero or negative, you will receive:

$10 + ($10 x index return)

In this case, you may lose all or a substantial portion of your principal

Index Return	Index Ending Level – Index Starting Level Index Starting Level

Index Starting Level	The closing level of the applicable index on the trade date.

Index Ending Level	The closing level of the applicable index on the final valuation date

The performance of each series of ROS will depend on the performance of the index to which such series is linked and will not depend on the performance of any other index or series of ROS.

Determining Payment at Maturity for Each Series Per $10 Security

The percentage change from the index starting level to the index ending level
You will receive your principal plus an amount based on the maximum gain, equal to the applicable maximum payment at maturity for such series, calculated as follows: $10 + ($10 x maximum gain)

You will receive your principal plus an amount based on triple the index return up to the applicable maximum payment at maturity for such series, calculated as follows:

$10 + ($10 x (3 x index return)), subject to the maximum gain

You will receive your principal reduced by the index return, calculated as follows:

$10 + ($10 x index return)

In this scenario, you could lose some or all of your principal depending on how much the index declines

What are the tax consequences of the ROS?

You should review carefully the section in the accompanying product supplement entitled “Certain U.S. Federal Income Tax Consequences.”  Subject to the limitations described therein, although the tax consequences of an investment in the securities are uncertain, we believe the securities should be treated as prepaid financial contracts for U.S. federal income tax purposes.  Assuming this treatment is respected, your gain or loss on the securities should be long-term capital gain or loss if you hold the securities for more than one year.  If, however, the Internal Revenue Service (the “IRS”) were successful in asserting an alternative treatment for the securities, the timing and/or character of income on the securities might differ materially.  We do not plan to request a ruling from the IRS, and no assurance can be given that the IRS or the courts will agree with the tax treatment described in this free writing prospectus and the accompanying product supplement.

In addition, under current law, the United Kingdom will not impose withholding tax on payments made with respect to the securities.

For a discussion of certain German tax considerations relating to the securities, you may refer to the section in the accompanying prospectus supplement entitled “Taxation by Germany of Non-Resident Holders.”

Neither we nor UBS Financial Services Inc. provides any advice on tax matters. You are urged to consult your own tax adviser regarding all aspects of the U.S. federal tax consequences of investing in the securities, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Key Risks

An investment in any series of ROS involves significant risks. Some of the risks that apply to each series of ROS are summarized here, but we urge you to read the more detailed explanation of risks relating to the ROS generally in the “Risk Factors” section of the product supplement. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the ROS.

♦

Full market risk – You may lose some or all of your principal. The ROS do not guarantee any return of principal and are fully exposed to any decline in the level of the applicable index (as measured by the applicable index return). For every 1% decline in such index, you will lose 1% of your principal at maturity.

♦

No assurances of moderate-return environment – While the ROS are structured to provide enhanced returns in a moderate-return environment, we cannot assure you of the economic environment during the term or at maturity of your ROS.

♦	Maximum return – Your appreciation potential is limited to the applicable maximum gain even if the applicable index return is greater than the maximum gain.

1 Moody’s Investors Service Ltd has assigned a rating of Aa3 to securities, such as the ROS offered hereby, issued by Deutsche Bank AG’s Global Notes Program, Series A.

♦	Credit of issuer – An investment in the ROS is subject to the credit risk of Deutsche Bank, and the actual and perceived creditworthiness of Deutsche Bank may affect the market value of ROS.

♦	No interest or dividends – You will not receive any interest or dividend payments.

♦	ROS not the same as the index – Owning the ROS is not the same as owning the stocks composing the applicable index or a security directly linked to the performance of such index.

♦	Limited liquidity – No series of ROS will be listed and there will not be an active secondary trading market.

♦

Price prior to maturity – The market price for the ROS will be influenced by many unpredictable and interrelated factors, including the level of the applicable index; the volatility of such index; the composition of such index; the dividend rate on the stocks composing such index and changes that affect those stocks and their issuers; the time remaining to the maturity of the ROS; interest rates in the markets; geopolitical conditions and economic, financial, political and regulatory or judicial events; and the creditworthiness of Deutsche Bank.

♦

Impact of fees on secondary market prices – Generally, the price of the ROS in the secondary market is likely to be lower than $10 per ROS on the issue date, because the issue price includes and the secondary market prices are likely to exclude commissions, hedging costs or other compensation paid with respect to the ROS.

♦

Potential Deutsche Bank impact on price – Trading or transactions by Deutsche Bank or its affiliates in the stocks composing the applicable index, or in futures, options, exchange-traded funds or other derivative products on the stocks comprising such index, may adversely affect the market value of the stocks composing the index, the level of the index, and, therefore, the market value of the applicable series of ROS.

♦

Potential conflict of interest – Deutsche Bank and its affiliates may engage in business with the issuers of the stocks composing the applicable index, which may present a conflict between the obligations of Deutsche Bank and you, as a holder of the ROS. The calculation agent, an affiliate of Deutsche Bank, will determine the applicable index return and payment at maturity based on observed levels of such index in the market. The calculation agent can postpone the determination of the index return or the maturity date if a market disruption event occurs on a valuation date.

♦

Potentially inconsistent research, opinions or recommendations by Deutsche Bank and UBS AG – Deutsche Bank, UBS AG and each of its affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding a particular series of ROS. Any such research, opinions or recommendations could affect the value of the applicable index or the stocks included in such index, and therefore the market value of the applicable series of ROS.

♦

Uncertain tax treatment – Significant aspects of the tax treatment of the securities are uncertain, and no assurance can be given that the Internal Revenue Service will accept, or a court will uphold, the tax consequences described in this free writing prospectus or the product supplement related to this offering.

Risks Specific to an investment in the series of ROS linked to the Dow Jones EURO STOXX 50® Index.

♦

Currency Risk – The Index Return for the ROS will not be adjusted for changes in exchange rates. While the stocks included in the Dow Jones EURO STOXX 50® are denominated in currencies other than the U.S. dollar, the index return for this series of ROS will not be adjusted for changes in exchange rates. Therefore, if the currencies in which the stocks included in the Dow Jones EURO STOXX 50® are denominated appreciate or depreciate relative to the U.S. dollar over the term of the ROS linked to such index, you will not receive an additional payment or incur any reduction in payment at maturity.

♦

Non-U.S. Securities Markets Risks – The stocks included in the Dow Jones EURO STOXX 50® Index are issued by foreign companies in foreign securities markets. These stocks may be more volatile and may be subject to different political, market, economic, exchange rate, regulatory and other risks which may have a negative impact on the performance of the securities linked to these indices, which may have an adverse effect on this series of ROS.

♦

We are currently one of the companies that make up the Dow Jones EURO STOXX 50® Index – We are currently one of the companies that make up the Dow Jones EURO STOXX 50® Index, but we are not affiliated with any of the other companies whose stock is included in the Dow Jones EURO STOXX 50® Index, the S&P 500® Index or the Nasdaq 100® Index. As a result, we will have no ability to control the actions of such other companies, including actions that could affect the value of the stocks underlying the S&P 500® Index, the Dow Jones EURO STOXX 50® Index, the Nasdaq 100® Index or the ROS. None of the money you pay us will go to the respective sponsors of the S&P 500® Index, the Dow Jones EURO STOXX 50® Index or the Nasdaq 100® Index (the “index sponsors”) or any of the other companies included in the S&P 500® Index, the Dow Jones EURO STOXX 50® Index or the Nasdaq 100® Index and none of those companies will be involved in the offering of the ROS in any way. Neither those companies nor the index sponsors will have any obligation to consider your interests as a holder of the ROS in taking any corporate actions that might affect the value of the ROS.

ROS Linked to S&P 500® Index, Maximum Gain of 15.50% to 17.50% (to be set on trade date)

The S&P 500® Index (the “S&P Index”) is published by Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. As discussed more fully in the underlying supplement under the heading “The S&P 500® Index,” the S&P Index is intended to provide an indication of the pattern of common stock price movement. The calculation of the value of the S&P Index is based on the relative value of the aggregate market value of the common stock of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. Ten main groups of companies compose the S&P Index, with the number of companies included in each group as of December 29, 2006 indicated below: Consumer Discretionary (88); Consumer Staples (38); Energy (31); Financials (87); Health Care (55); Industrials (52); Information Technology (78); Materials (29); Telecommunications Services (10); and Utilities (32).

The graphs below illustrate the performance of the S&P Index from 1/2/02 to 3/28/07. The historical levels of the S&P Index should not be taken as an indication of future performance.

Source – Bloomberg L.P

The S&P Index closing level on March 28, 2007 was 1417.23.

Scenario Analysis and Examples at Maturity

The following scenario analyses and examples assume a 16.50% maximum gain and a range of S&P Index performance from +30% to -30%. The actual maximum gain for each series will be set on the trade date.

Example 1 – On the final valuation date, the S&P Index closes 3% above the index starting level. Since the S&P Index return is 3%, you will receive three times the S&P Index return, or a 9% total return, and the payment at maturity per $10 ROS will be calculated as follows: $10 + ($10 x (3 x 3%)) = $10 + $.90 = $10.90.

Example 2 – On the final valuation date, the S&P Index closes 20% above the index starting level. Since three times the S&P Index return of 20% is more than the maximum gain of 16.50%, you will receive the maximum gain of 16.50%, or $11.65 per ROS.

Example 3 – On the final valuation date, the S&P Index closes 20% below the index starting level. Since the S&P Index return is -20% on the final valuation date, your investment will be fully exposed to the decline of the S&P Index and your payment at maturity will be calculated as follows: $10 + ($10 x -20%) = $10 - $2.00 = $8.00 per ROS.

The information on the S&P Index provided in this document should be read together with the discussion under the heading “The S&P 500® Index” beginning on page US-3 of the underlying supplement.

ROS Linked to Dow Jones EURO STOXX 50® Index, Maximum Gain of 28.50% to 31.50% (to be set on trade date)

The Dow Jones EURO STOXX 50® Index (the “EURO STOXX Index”) is sponsored by STOXX Limited. As discussed more fully in the underlying supplement under the heading “The Dow Jones EURO STOXX 50® Index,” the EURO STOXX Index is a free float-adjusted market capitalization index that seeks to provide exposure to European large capitalization equity securities. The EURO STOXX Index universe is defined as all components of the 18 Dow Jones EURO STOXX Supersector indices. The Dow Jones EURO STOXX Supersector indices represent the Eurozone portion of the Dow Jones STOXX Total Market Index, which in turn covers 95% of the total market capitalization of the stocks traded on the major exchanges of 17 European countries, including Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, The Netherlands, Portugal and Spain.

The graphs below illustrate the performance of the EURO STOXX Index from 1/2/02 to 3/28/07. The historical levels of the EURO STOXX Index should not be taken as an indication of future performance.

Source – Bloomberg L.P

The EURO STOXX Index closing level on March 28, 2007 was 4128.20

Scenario Analysis and Examples at Maturity

The following scenario analyses and examples assume a 30.00% maximum gain and a range of EURO STOXX Index performance from +40% to -40%. The actual maximum gain for each series will be set on the trade date.

Example 1 – On the final valuation date, the EURO STOXX Index closes 4% above the EURO STOXX Index starting level. Since the EURO STOXX Index return is 4%, you will receive three times the EURO STOXX Index return, or a 12% total return, and the payment at maturity per $10 ROS will be calculated as follows: $10 + ($10 x (3 x 4%)) = $10 + $1.20 = $11.20.

Example 2 – On the final valuation date, the EURO STOXX Index closes 20% above the EURO STOXX Index starting level. Since 3x the EURO STOXX Index return of 20% is more than the maximum gain of 29.50%, you will receive the maximum gain of 29.50%, or $12.95 per ROS.

Example 3 – On the final valuation date, the EURO STOXX Index closes 20% below the EURO STOXX Index starting level. Since the EURO STOXX Index return is -20% on the final valuation date, your investment will be fully exposed to the decline of the EURO STOXX Index and your payment at maturity will be calculated as follows: $10 + ($10 x -20%) = $10 – $2.00 = $8.00 per ROS.

The information on the EuroStoxx index provided in this document should be read together with the discussion under the heading “The Dow Jones EURO STOXX 50® Index” beginning on page US-7 of the underlying supplement.

ROS Linked to Nasdaq 100 Stock Index®, Maximum Gain of 18.25% to 20.25% (to be set on trade date)

The Nasdaq 100 Stock Index® (the “Nasdaq Index®”) is sponsored by Nasdaq. As discussed more fully in the underlying supplement under the heading “The Nasdaq 100 Index®,” the Nasdaq Index is a modified capitalization-weighted index of 100 of the largest and most actively traded stocks of non-financial companies listed on the Nasdaq National Market® tier of the National Market System. The Index reflects companies across major industry groups including computer hardware and software, telecommunications, retail and wholesale trade, and biotechnology. It does not contain financial companies, including investment companies. The Nasdaq Index was first published in January 1985 and includes companies across a variety of major industry groups. The level of the Nasdaq Index is determined, comprised and calculated by Nasdaq without regard to any securities linked to the Nasdaq-100.

The graphs below illustrate the performance of the Nasdaq Index from 1/2/02 to 3/28/07. The historical levels of the Nasdaq Index should not be taken as an indication of future performance.

Source – Bloomberg L.P

The Nasdaq Index closing level on March 28, 2007 was 1770.54

Scenario Analysis and Examples at Maturity

The following scenario analyses and examples assume a 19.25% maximum gain and a range of Nasdaq Index performance from +30% to -30%. The actual maximum gain for each series will be set on the trade date.

Example 1 – On the final valuation date, the Nasdaq Index closes 3% above the Nasdaq Index starting level. Since the Nasdaq Index return is 3%, you will receive three times the Nasdaq Index return, or a 9% total return, and the payment at maturity per $10 ROS will be calculated as follows: $10 + ($10 x (3 x 3%)) = $10 + $.90 = $10.90.

Example 2 – On the final valuation date, the Nasdaq Index closes 30% above the Nasdaq Index starting level. Since 3x the Nasdaq Index return of 30% is more than the maximum gain of 19.25%, you will receive the maximum gain of 19.25%, or $11.93 per ROS.

Example 3 – On the final valuation date, the Nasdaq Index closes 20% below the Nasdaq Index starting level. Since the Nasdaq Index return is -20% on the final valuation date, your investment will be fully exposed to the decline of the Nasdaq Index and your payment at maturity will be calculated as follows: $10 + ($10 x -20%) = $10 – $2.00 = $8.00 per ROS.

The information on the Nasdaq Index provided in this document should be read together with the discussion under the heading “The Nasdaq 100 Index®” beginning on page US-12 of the underlying supplement.

Supplemental Plan of Distribution

UBS Financial Services Inc. and Deutsche Bank Securities Inc., acting as agents for Deutsche Bank AG, will receive discounts and commissions of $0.175 per $10.00 security. See “Underwriting” in the accompanying product supplement.

We expect to deliver the securities against payment for the securities on or about the fifth business day following the Trade Date. Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade their securities on the Trade Date or the next two succeeding business days will be required, by virtue of the fact that we expect the securities initially to settle in five business days (T+5), to specify alternative settlement arrangements to prevent a failed settlement.